                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-8F


    APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT
  OF 1940 (the "Act") AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY
                     HAS CEASED TO BE AN INVESTMENT COMPANY


I.   GENERAL IDENTIFYING INFORMATION


1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):


         [x] Merger

         [ ] Liquidation


         [_] Abandonment of Registration
         (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)


         [_] Election of status as a Business Development Company
         (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)


2.  Name of fund:


         Mutual Fund Variable Annuity Trust

3.  Securities and Exchange Commission File No.:


         811-08630


4.  Is this an initial Form N-8F or an amendment to a previously filed Form
N-8F?


         [x] Initial Application    [_] Amendment


5.  Address of Principal Executive Office (include No. & Street, City, State Zip
Code):

         Mutual Fund Variable Annuity Trust
         522 Fifth Avenue
         New York, NY 10036


6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:


         Wayne H. Chan
         J.P. Morgan Investment Management Inc.
         522 Fifth Avenue
         New York, NY 10036
         212-837-1212


7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         J.P. Morgan Investment Management Inc.
         522 Fifth Avenue
         New York, NY 10036
         (800) 753-8275

         JPMorgan Chase Bank
         3 Chase MetroTech Center
         Brooklyn, NY 11245

         J.P. Morgan Fund Distributors, Inc.
         522 Fifth Avenue
         New York, NY 10036
         (800) 753-8275

         J.P. Morgan Fleming Asset Management (London) Limited
         20 Finsbury Street
         London, U.K. EC2Y9AQ

         DST Systems, Inc.
         210 W. 10th Street
         Kansas City, MO 64105

8.  Classification of fund (check only one):


         [x] Management company

         [_] United investment trust; or

         [_] Face-amount certificate company.


9.  Subclassification if the fund is a management company (check only one):


         [x] Open-end                                [_] Closed-end


10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):


         Massachusetts


11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:


         FROM FEBRUARY 28, 2001 TO JANUARY 2003
         J.P. Morgan Fleming Asset Management (USA), Inc. (On September 1, 2003, J.P. Morgan Fleming Asset Management (USA), Inc. merged into J.P. Morgan Investment Management Inc. ("JPMIM"). The investment advisory services and personnel providing investment advice have not changed as a result of the merger. Effective September 1, 2003, JPMIM, the surviving entity, served as investment adviser to the MFVAT portfolios.)
         522 Fifth Avenue
         New York, NY 10036
         212-837-1212

         SUB-ADVISOR TO THE INTERNATIONAL EQUITY PORTFOLIO OF MFVAT

         J.P. Morgan Fleming Asset Management (London) Limited (formerly Chase Asset Management (London) Limited)
         20 Finsbury Street
         London, U.K. EC2Y9AQ


         FROM INCEPTION UNTIL FEBRUARY 28, 2001

         JPMorgan Chase Bank (formerly The Chase Manhattan Bank)
         522 Fifth Avenue

         New York, NY 10036

         SUB-ADVISER TO THE PORTFOLIOS OF MFVAT

         Chase Asset Management Inc.
         522 Fifth Avenue
         New York, NY 10036

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         J.P. Morgan Fund Distributors, Inc. (formerly Vista Fund
         Distributors, Inc.)
         522 Fifth Avenue
         New York, NY 10036

13. If the fund is a unit investment trust ("UIT") provide:


         (a) Depositors' name(s) and address(es):

                 Not Applicable.

         (b) Trustee's name(s) and address(es):

                 Not Applicable.


14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [_] Yes           [x] No

         If Yes, for each UIT state:

         Name(s):

         File No.:

         Business Address:


15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?


         [x]      Yes               [_]     No

         If Yes, state the date on which the board vote took place:


                                  July 17, 2003


         If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?


         [x]      Yes                       [_]      No


         If Yes, state the date on which the shareholder vote took place:


                                December 1, 2003


         If No, explain:

II. DISTRIBUTIONS TO SHAREHOLDERS


16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?


         [_]      Yes                       [x]      No


    (a) If Yes, list the date(s) on which the fund made those distributions:


    (b) Were the distributions made on the basis of net assets?


         [_]      Yes                       [_]      No


    (c) Were the distributions made pro rata based on share ownership?


         [_]      Yes                       [_]      No


    (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:


         To be furnished by amendment.


    (e) Liquidations only:


         Were any distributions to shareholders made in kind?


         [_]      Yes                       [_]      No

         If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17. Closed-end funds only:

         Has the fund issued senior securities?


                   [_]     Yes                       [_]      No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?


         [_]      Yes               [x]     No


       If No,


    (a) How many shareholders does the fund have as of the date this form is filed?


                           None


    (b) Describe the relationship of each remaining shareholder to the fund:


                           None

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?


         [_]   Yes                 [x]   No


     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:





III.     ASSETS AND LIABILITIES


20. Does the fund have any assets as of the date this form is filed?


         [_]   Yes                 [x]   No


         If Yes,


         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:



         (b) Why has the fund retained the remaining assets?



         (c) Will the remaining assets be invested in securities?


             [_]   Yes                   [_]   No


21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?


             [_]   Yes             [x]   No


    If yes,

       (a)  Describe the type and amount of each debt or other liability:



       (b) How does the fund intend to pay these outstanding debts or other liabilities?



IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a) List the expenses incurred in connection with the Merger or
         Liquidation:


           (i)   Legal expenses:                To be furnished by amendment

           (ii)  Accounting expenses:           To be furnished by amendment

           (iii) Other expenses (list and identify separately):

                           Final Audit                        To be furnished by amendment

                           Final Tax Return                             $26,600

                           2003 Tax return                              $26,600

                           Exise Tax                                    $16,200

                           File for Tax Extension                         N/A
                                                             ===============================

           (iv) Total expenses (sum of lines (i) - (iii) above): To be furnished by amendment

     (b) How were those expenses allocated?

         The costs associated with the Merger will not be borne by the acquiring or acquired funds, but rather will be split among AIG SunAmerica Life Assurance Company (formerly Anchor National Life Insurance Company), an Arizona corporation; First SunAmerica Life Insurance Company, a New York corporation; and JPMorgan Chase Bank, as mutually agreed by these parties.

         The costs to be so split include attorneys' fees, accountants' fees, the costs of printing, assembling and mailing the Prospectus/Proxy Statement and additional proxy solicitation materials to Contract Owners and tabulation costs. In addition, the costs of certain technology changes to accommodate the acquisitions will be borne by AIG SunAmerica Life Assurance Company and First SunAmerica Life Insurance Company.

     (c) Who paid those expenses?

         - Paid by AIG SunAmerica Life Assurance Company and First SunAmerica Life Insurance Company:

           To be furnished by amendment.

         - Paid by JPMorgan Chase Bank:

           To be furnished by amendment.

     (d) How did the fund pay for unamortized expenses (if any)?

         None

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [_]   Yes                  [x]   No

         If Yes, cite the release number of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

         [_]   Yes                  [x]   No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?


         [_]   Yes                  [x]   No


         If Yes, describe the nature and extent of those activities:



VI.      MERGERS ONLY


26.  (a) State the name of the fund surviving the Merger:


         The following series of SunAmerica Series Trust were the surviving funds:

         International Growth and Income Portfolio
         Marsico Growth Portfolio
         Davis Venture Value Portfolio
         MFS Total Return Portfolio
         Cash Management Portfolio


     (b) State the Investment Company Act file number of the fund surviving the
         Merger:

         811-07238

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         333-108115; N-14AE; August 21, 2003

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of the Mutual Fund Variable Annuity Trust, (ii) she is the Secretary of Mutual Fund Variable Annuity Trust, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.


Date: December 29, 2003                              Signature
      ------------------------

                                                     /s/ Sharon J. Weinberg
                                                     ---------------------------
                                                     Name: Sharon J. Weinberg
                                                     Title: Secretary